UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006 or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number 1-14768

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

NSTAR Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                           NSTAR

800 Boylston Street, Boston, Massachusetts 02199

NSTAR Savings Plan

For the year ended December 31, 2006

Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements -

Statements of Net Assets Available for Benefits -
December 31, 2006 and 2005	4

Statement of Changes in Net Assets Available for Benefits Plan Year Ended December 31, 2006	5

Notes to Financial Statements and Schedule	6 - 13

Supplemental Schedule * -

Supplemental Schedule I: Schedule H, Line 4i - Form 5500 - Schedule of Assets (Held at End of Year) - December 31, 2006	14

Signature	15
Exhibit Index
Exhibit No. 23 - Consent of Independent Registered Public Accounting Firm

* Certain supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Retirement Plans Committee of the NSTAR Savings Plan

Boston, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the NSTAR Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.   Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the NSTAR Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VITALE, CATURANO & COMPANY, LTD.

June 25, 2007

Boston, Massachusetts

NSTAR Savings Plan

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,
	2006	2005
Assets
Investments, at fair value
Registered investments company shares	$461,186	$408,093
NSTAR Common Share Fund	254,771	217,424
Fidelity Brokerage Link	39,299	33,448
Loans to participants	16,383	15,557

Total investments	771,639	674,522

Other assets:
Receivables -
Employee contributions	579	540
Employer contributions	176	168
Due from broker for securities sold	13	124

Total other assets	768	832

Liabilities
Payable to broker for securities purchased	38	124

Net assets available for benefits	$772,369	$675,230

The accompanying notes are an integral part of these financial statements.

NSTAR Savings Plan

Statement of Changes in Net Assets Available for Benefits

Plan year ended December 31, 2006

(in thousands)

Additions to net assets attributed to:

Investment income:
Interest and dividends -
Registered investment company shares	$20,651
NSTAR Common Share Fund	8,474
Fidelity Brokerage Link	2,116
Interest on participant loans	813
32,054
Net appreciation in fair value of investments:
Registered investment company shares	35,291
NSTAR Common Share Fund	42,154
Fidelity Brokerage Link	1,575
79,020
Contributions:
Employee	26,112
Employee Rollover	728
Employer	8,937
35,777

Total additions	146,851

Deductions from net assets attributed to:

Benefits paid to participants or beneficiaries	49,700
Administrative expenses	12

Total deductions	49,712

Net increase in net assets available for benefits	97,139

Net assets available for benefits:

Beginning of the year	675,230

End of the year	$772,369

The accompanying notes are an integral part of these financial statements.

NSTAR SAVINGS PLAN

Notes to Financial Statements and Schedule

A.  Description of the Plan

General

The following description of the NSTAR Savings Plan (the "Plan") provides only general information.  Eligible employees' ("Participants") benefits under this Plan are determined in accordance with the Plan document.  Participants should refer to the Plan document for a more complete description of the Plan.  Features of the Plan are described below.

The Plan is administered by the Retirement Plans Committee ("Committee") of NSTAR, which is empowered to decide questions of eligibility and make other interpretations under the Plan in its discretion, and in general to administer the Plan.  The fiduciaries with respect to the Plan are NSTAR, the Executive Personnel Committee of the Board of Trustees of NSTAR, the Pension Management Committee, the Committee, and the Trustee as defined below.  NSTAR (or the "Company") has the sole responsibility for determining who has the power to amend and terminate the Plan and certain other duties.  Members of the Executive Personnel Committee select investment funds, appoint investment managers and generally establish policies, including funding and investment policies, for the Plan.  The Pension Management Committee has the responsibility to monitor the performance and operations of the Trustee and any investment manager, to implement funding and investment policies established by the Executive Personnel Committee and to advise that Committee.

The Plan investments are held in trust by Fidelity Management Trust Company ("Fidelity"), the Plan's Trustee, and Plan records are maintained by an affiliate, Fidelity Investments Institutional Operations Company, the record keeper.  The Trustee retains the Plan assets and makes distributions as instructed by the Committee or its designee.  The Executive Personnel Committee of the Plan sponsor has the responsibility to appoint and remove the Plan Trustee.

NSTAR is a holding company engaged through its subsidiaries in the energy delivery business serving approximately 1.4 million customers in Massachusetts, including approximately 1.1 million electric distribution customers in 81 communities and 300,000 natural gas distribution customers in 51 communities.  Common Shares of NSTAR are listed on the New York and Boston stock exchanges under the trading symbol of NST.

The Plan provides retirement benefits for participating eligible employees through a program of salary-reduction contributions and limited matching employer contributions.  The Plan has been amended from time to time.  The Plan is a defined contribution plan subject to the rules and regulations of the Employee Retirement Income Security Act of 1974 ("ERISA").  The Plan is qualified under section 401(a) of the Internal Revenue Code (the "Code"), as amended and utilizes the special federal income tax deferral features of section 401(k) of the Code.

Participation

Active NSTAR employees who are full-time or part-time who are regularly scheduled to work at least twenty hours per week, are eligible to participate in the Plan.

Contribution Policy

Participants in the Plan may contribute from 1% to 50% of their eligible compensation on a pre-tax basis, up to the annual Internal Revenue Service ("IRS") limit of $15,000 and $14,000 in 2006 and 2005, respectively.  Participants can change the level of their deferral contributions at any time.  The employer matching contribution feature of the Plan is equal to 50% up to the first 8% of a Participant's eligible compensation contributed into the Plan.  The matching funds are immediately invested in the NSTAR Common Share Fund and there are no restrictions on Participants transferring these funds to other Plan investments.

Participants are able to elect pre-tax "catch-up" contributions to the Plan.  Catch-up contributions are additional pre-tax contributions for Participants who are at least age 50 or older during the plan year subject to certain limitations.

Participants are permitted to "roll-over" account balances from other qualified plans subject to provisions of the Plan.

Investment Options

The Plan offers twelve investment portfolio or fund options: eight Fidelity-managed investment funds (Asset Manager, Retirement Government Money Market, Retirement Money Market, Spartan U.S. Equity Index, Intermediate Bond, International Discovery (formerly International Growth and Income), Growth Company and Mid-Cap Stock), the Morgan Stanley Institutional Fund, Inc. - Small Company Growth Portfolio - Class A ("the MSI Fund"), Vanguard Windsor II Admiral Shares (a growth and income mutual fund), Fidelity Brokerage Link and the NSTAR Common Share Fund (comprised of Company shares and a money market fund).  Fidelity Brokerage Link is a self-directed brokerage account through which Participants are able to invest in a variety of securities, including registered investment companies, money market funds, common stock, preferred stock, rights/warrants, corporate and government bonds, exchange-traded options, limited partnerships and certificates of deposit.  Participant contributions and investment earnings remain available for Participant direction.  Participants are allowed to reallocate their investment in the NSTAR Common Share Fund to other investment options at any time.

Effective July 10, 2006, upon prior notice to Participants to exchange investment funds to another investment option available through the Plan, the Morgan Stanley Institutional Fund, Inc. - Small Corporate Growth Porftolio - Class B was no longer offered through the Plan and any Participant funds remaining in that fund at that date were automatically transferred to the Morgan Stanley Institutional Fund, Inc. - Small Corporate Growth Porftolio - Class A.  Participant investment in the Morgan Stanley Institutional Fund, Inc. - Small Corporate Growth Porftolio - Class B can only be held through the Fidelity Brokerage Link self-directed brokerage account.

Effective August 15, 2005, upon prior notice to Participants to exchange investment funds, Vanguard Windsor II Investment Class was exchanged for the Vanguard Windsor II Admiral Class.  The purpose of this exchange was to avail participants of the lower expense ratio available under the Vanguard Windsor II Admiral Class, while maintaining the investment characteristics of the former fund.

Dividends

As further discussed in this report, the Plan allows Participants to reallocate their investment in the NSTAR Common Share Fund to other investment options.  Participants are permitted to reinvest NSTAR common share dividends allocated to the NSTAR Common Share Fund or to receive the distribution of those dividends in cash, or both, subject to a freeze period beginning seven days prior to the date any dividend is paid.  During this seven-day period, Participants cannot change their election.  If Participants elect to receive dividends in cash, they will be invested in the Fidelity Retirement Money Market Portfolio and distributed annually by March 31 of the following year.  These dividends are taxable to the Participant as ordinary income in the year in which they are received.  Interest earned on these dividends while invested in the Fidelity Retirement Money Market Portfolio is reinvested in the NSTAR Common Share Fund on an annual basis upon the dividend distribution.

Participants' Accounts

Each Participant account is credited with its contribution and an allocation of Plan earnings (based on the Participant's account balance) and is charged with expenses, as applicable.  The Company matching contribution is invested in the NSTAR Common Share Fund that a Participant may transfer to any of the Plan's other investment options at any time.

Vesting

Participants are fully vested at all times in their entire account balance, including employer contributions.

Receiving Payments from the Plan

Participants may be eligible to take a withdrawal from the Plan depending on the assets in their Participant Account, Rollover Account, Company Account and Pay Deferral Account and their particular circumstances.  While an active employee at NSTAR, withdrawals from accounts are subject to IRS restrictions.

Upon termination of employment, Participant account balances may be paid in a single sum or payment may be deferred until the required distribution beginning date of April 1 following the later of the calendar year in which the Participant attains age seventy and one-half ("Minimum Required Distribution") or the calendar year in which the Participant retires.

In addition, Participants have the option of receiving the NSTAR Common Share Fund dividends paid on NSTAR Common Shares in cash, reinvesting them in the NSTAR Common Share Fund, or a combination of the two.  The accumulated dividends of those Participants who elect to receive cash are invested in the Fidelity Retirement Money Market Portfolio prior to receiving an annual distribution by March 31 following the year in which the dividends are credited to their account.  Earnings on these dividends are automatically reinvested in the NSTAR Common Share Fund on an annual basis when the dividends are distributed.  Dividends received in cash are taxable to the Participant as ordinary income in the year in which they are received.  Dividends are paid to the Plan four times a year on February 1, May 1, August 1, and November 1.

Participant Loans

Participants in the Plan may obtain a loan from the balance in their account.  The loan may not be less than $1,000 nor exceed the lesser of $50,000 or 50% of the market value of the Participant's account.  A Participant is permitted a maximum of two outstanding loans at any one time.  Loans must be repaid to the Participant's account over a period not to exceed five years (unless the loan is for the purchase of a principal residence, in which case the repayment period cannot exceed thirty years) via payroll deductions.  New loans are reflected as transfers out of the investment funds and both the principal and interest on the loan are repaid to the borrower's investment funds.  Interest rates on loans outstanding ranged from 4.0% to 9.5% at both December 31, 2006 and 2005.

Plan Termination

The Plan was established with the intent of continuing it indefinitely.  The Executive Personnel Committee reserves the right to terminate, suspend, withdraw, amend or modify the Plan in whole or in part for any reason at any time, subject to applicable laws.  If the Plan is terminated or there is a complete discontinuance of contributions, Participants will continue to be fully vested in their account balances.  Distributions will be made upon Plan termination to the extent consistent with continued qualification of the Plan under the Code.  The Code places restrictions on plan termination distributions, if the employer continues to maintain another similar plan.

B.  Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Plan's financial statements have been prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America and in accordance with the rules and regulations of ERISA.  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit, as well as in some cases currency fluctuation.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the accompanying Statements of Net Assets Available for Benefits and the accompanying Statement of Changes in Net Assets Available for Benefits.

Investments Valuation

The Plan's investments are stated at fair value.  Fair value of shares of registered investment companies and money market funds represent the net asset value of such shares as of the close of business at the end of the period.  Fair value of NSTAR common shares are based on the last quoted market price as of the close of business at period end.  Fair values of other investments in the Fidelity Brokerage Link assets, including common stock, preferred stock, rights/warrants, corporate and government bonds, exchange-traded options and exchange-traded limited partnerships are determined by quoted market prices.  Certificates of deposit in the Brokerage Link are valued at the balance reported by the issuing bank.  Participant loans are valued at contractual carrying value and approximates fair value.

Income Recognition

The allocation of each Plan investment fund's earnings to a Participant's account is based on the percentage of the Participant's units in the fund's Plan investment and is allocated daily.  Capital gain distributions are included in dividend income.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.  Purchases and sales of securities are recorded on a trade-date basis.

Net Appreciation in the Fair Value of Investments

Gains and losses are realized upon distributions (including withdrawals) to Participants and the transfer of all or a portion of a Participant's account between investment choices.  The Plan presents in the accompanying Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments, that consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Contributions

Salary reduction contributions made on behalf of Participants and matching Company contributions are recorded in the period payroll deductions are made from Participants.  Contributions receivable at

December 31, 2006 and 2005 represent amounts withheld from Participants and the corresponding matching Company contributions subsequently deposited to the Plan in the following month.

Distributions and Withdrawals

Distributions and withdrawal payments are recorded when paid.

Transfers Between Investment Choices

Plan Participants may, with certain limitations, elect to transfer their elective contribution account balances from any investment option or options to any of the other options offered by the Plan on a daily basis.

Expenses

Expenses and charges incurred in the administration of the Plan are paid by the Company.  Fees related to the Fidelity Brokerage Link are deducted from Participant accounts.  Mutual fund expenses are deducted from Participant accounts.  There is no cost to a Participant to initiate a loan.

C.  Summary of Plan Investments

Investments at fair value are summarized below:

(in thousands)	December 31,
	2006	2005
Registered Investment Companies:
Fidelity Asset Manager Fund (a)	$61,764	$59,685
Fidelity Retirement Government Money Market Portfolio (a)	45,190	42,806
Spartan U.S. Equity Index Fund (a)	115,795	104,133
Vanguard Windsor II Fund (a)	107,614	96,355
Fidelity International Discovery Fund (a)	41,438	29,562
Other registered investment companies	89,385	75,552
	461,186	408,093

Fidelity Brokerage Link:
Registered investment companies	20,827	18,340
Common stock	10,739	10,106
Preferred stock	1	19
Rights and warrants	13	4
Corporate bonds	66	9
Government bonds	282	278
Exchange traded options	(3)	34
Exchange traded limited partnerships	56	153
Certificates of deposit	521	170
Money market fund	6,797	4,335
	39,299	33,448

NSTAR Common Share Fund (a):
NSTAR Common Shares	251,839	214,988
Fidelity Institutional Cash Portfolio	2,932	2,436
	254,771	217,424

Participant loans receivable	16,383	15,557

Total investments (b)	$771,639	$674,522

(a)   Investments representing more than 5% of Plan assets.

(b)   All investments listed above represent parties-in-interest to the Plan, except the Vanguard Windsor II

       Fund and the MSI Fund included in other registered investment companies.

Net appreciation (depreciation) in the fair value of Fidelity Brokerage Link investments are as follows:

Year Ended
(in thousands)	December 31,
2006
Fidelity Brokerage Link:
Registered investment companies	$809
Common stock	716
Preferred stock	2
Rights and warrants	(5)
Government bonds	4
Exchange traded options	41
Exchange traded limited partnerships	8
$1,575

D.  NSTAR Common Share Fund

Information about the significant components of the change in net assets relating to the NSTAR Common Share Fund for the year ended December 31, 2006 is as follows:

(in thousands)

Fair Value, beginning of the year			$217,424
Changes in Net Assets -
Dividends and interest		$8,474
Contributions -
Employee	$2,715
Employee rollover	134
Employer	8,924
Loan Repayments	4,693	16,466
Net appreciation in fair value		42,154
Benefits paid to Participants		(15,939)
Loans to Participants		(5,215)
Interfund transfers and other		(8,593)	37,347
Fair Value, end of the year			$254,771

E.  Party-in-Interest Transactions

Certain Plan investments such as shares of mutual funds are managed by an affiliate of Fidelity.  Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest as that term is defined in section 3(14) of ERISA.  Also included in the Plan's investments are Common Shares of NSTAR, the Plan's sponsor, and Participant loans that also qualify as party-in-interest transactions.

F.  Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500 at December 31, 2006 and 2005:

(in thousands)	2006	2005

Net assets available for benefits per the accompanying financial statements	$772,369	$675,230

Less: Contributions receivable	755	708

Net assets available for benefits per the Form 5500	$771,614	$674,522

The following is a reconciliation of contributions received per the accompanying financial statements to the Form 5500 for the year ended December 31, 2006:

(in thousands)

Contributions per these financial statements		$35,777
Add:	Contributions receivable at the beginning of the year	708

Less:	Contributions receivable at the end of the year	755

Contributions per the Form 5500		$35,730

G.  Tax Status

The Internal Revenue Service has determined and informed management by a letter dated May 15, 2002, that the Plan is designed in accordance with applicable sections of the Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and tax counsel for the Plan believe the Plan is designed and is being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

NSTAR Savings Plan
Employee Identification Number 04-3466300
Plan Number 003
	SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
	December 31, 2006
(a)	(b)	(c)					(d)	(e)
		Description of Investment
						Par or
	Identity of Insurer, Borrower,	Type of	Maturity	Rate of		Maturity		Current
	Lessor or Similar Party	Investment	Date	Interest	Collateral	Value	Cost	Value
*	Fidelity Asset Manager Fund	Registered Investment Company	n/a	n/a	n/a	n/a	n/a	$ 61,763,744
*	Fidelity Retirement Government Money Market Portfolio	"	n/a	n/a	n/a	n/a	n/a	45,190,278
*	Fidelity Retirement Money Market Portfolio	"	n/a	n/a	n/a	n/a	n/a	543,491
*	Fidelity Spartan U.S. Equity Index Fund	"	n/a	n/a	n/a	n/a	n/a	115,794,908
*	Fidelity Intermediate Bond Fund	"	n/a	n/a	n/a	n/a	n/a	20,245,188
*	Fidelity International Discovery Fund	"	n/a	n/a	n/a	n/a	n/a	41,438,068
*	Fidelity Growth Company Fund	"	n/a	n/a	n/a	n/a	n/a	25,867,565
*	Fidelity Mid-Cap Stock Fund	"	n/a	n/a	n/a	n/a	n/a	24,907,115
	Vanguard Windsor II Fund	"	n/a	n/a	n/a	n/a	n/a	107,613,582
	Morgan Stanley Institutional Fund, Inc. -
	Small Corporate Growth Portfolio - Class A	"	n/a	n/a	n/a	n/a	n/a	17,822,041
								461,185,980

*	Fidelity Brokerage Link Holdings	Varies	n/a	n/a	n/a	n/a	n/a	39,298,837
								39,298,837

*	NSTAR Common Share Fund	Common Stock	n/a	n/a	n/a	n/a	n/a	251,839,150
*	Fidelity Institutional Cash Portfolio	Money Market Fund	n/a	n/a	n/a	n/a	n/a	2,931,992
								254,771,142

*	Participant Loans		varies	4% - 9.5%	n/a	n/a	-	16,383,066

	Total							$ 771,639,025
*	Represents a party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plans Committee of the NSTAR Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NSTAR Savings Plan
Date: June 25, 2007	/s/ TIMOTHY R. MANNING
Timothy R. Manning Senior Vice President - Human Resources and Chair of the Retirement Plans Committee on behalf of the NSTAR Retirement Plans Committee